Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

November 7, 2014

Ms. Stephanie D. Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Incapital Unit Trust, Series 62

Nuveen NWQ Global Dividend Value Portfolio, Series 1

File Nos. 333-198922 and 811-22581

Dear Ms. Hui:

This letter is in response to your comment letter dated October 24, 2014 regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 62, filed on September 24, 2014 with the Securities and Exchange Commission (the “Commission”). The registration statement offers the Nuveen NWQ Global Dividend Value Portfolio, Series 1 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

1. The first sentence states that “[t]he Trust will invest 80% of its total assets in dividend paying equity securities…” Clarify whether the Trust will invest at least 80% of its total assets in dividend-paying equity securities. See Rule 35d-1 of the Investment Company Act of 1940.

Response: The disclosure has been revised in response to your comment.

2. The first sentence of the second paragraph states that “the Trust will invest at least 40% of its assets in the securities of non-U.S. companies…” Clarify whether this 40% test will also be based on total assets as in the previously disclosed 80% test.

Response: The disclosure has been revised to indicate that the 40% test applies to the Trust’s total assets.

Principal Risks (p. 3)

3. In the first risk factor on p. 4 entitled “[t]he Sponsor does not actively manage the portfolio,” the last sentence states that “[t]he value of your investment may fall over time.” Delete this sentence as it is duplicative of the first sentence of the second risk factor.

Response: The disclosure has been revised in response to your comment.

4. In addition to disclosing the risks of investing in foreign securities and emerging markets, the prospectus includes a risk factor on p. 5 entitled, “[t]he Trust invests in securities issued by companies operating in Europe.” If the Trust intends to focus on investing in companies operating in Europe, disclose this intention as a principal strategy. Alternatively, consider whether additional region-specific risk factors—such as risks relating to investing in companies in Latin America or Asia—are warranted.

Response: The Trust does not intend to focus on companies operating in Europe. We reviewed an early model portfolio that indicated the portfolio would be concentrated in securities of companies operating in Europe so a risk factor was included in the Prospectus. If the final portfolio is concentrated in companies operating in Europe, the risk factor will remain in the “Principal Risks” section.

5. On p. 6, the risks of investing in depositary receipts are disclosed. If investing in American Depositary Receipts and Global Depository Receipts is a principal strategy, disclose as such in the Principal Investment Strategy section.

Response: The disclosure has been revised in response to your comment.

6. On p. 8, consider expanding the risk factor captioned “[t]he Internal Revenue Service may change its policy about dividends” to explain more fully the IRS’s current policies on dividends and how they could change to make dividend investments less attractive.

Response: The disclosure has been revised in response to your comment.

 We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

    Morrison C. Warren